EXHIBIT 3.1

AMENDMENT TO
 ARTICLES OF INCORPORATION
OF
DOLAT VENTURES INC.

Pursuant to the provisions of the Nevada Revised Statutes, as amended, the undersigned corporation enacts the following Amendment to the Articles of Incorporation:

1.  The name of the corporation is:

DOLAT VENTURESINC.

2.  The following amendment to the Articles of Incorporation was approved by the directors on the 12TH day of December, 2009, and thereafter duly adopted by the shareholders of the Corporation on the 12th day of December, 2009. There were no shares of preferred stock issued or outstanding as of December 12, 2009.

•	The SIXTH article of the Articles of Incorporation shall be deleted in its entirety and the SIXTH article shall be as follows:

“(A) The aggregate number of share of all classes of shares which the Corporation shall have authority to issue is 500,000,000 shares of common stock, $0.001 par value, and 250,000,000 shares of preferred stock, $0.001 par value.

(B)  Each shares of common stock shall have for all purposes one vote per share. Subject to the preferences applicable to preferred stock outstanding at any time, the holders of shares of common stock shall be entitled to receive such dividends and other distributions in cash, property or shares of stock of the Corporation as may be declared thereon by the Board of Directors from time to time out of assets or funds of the Corporation legally available therefore, The holders of common stock issued and outstanding have and possess the right to receive notice of shareholders’ meetings and to vote upon the election of directors or upon any other matter as to which approval of the outstanding shares of common stock or approval of the common shareholders is required or requested.

(C) The Board of Directors is authorized to divide the 20,000,000 shares of preferred stock from time to time into one or more series, and to determine or change by resolution for each such series its designation, the number of shares of such series, the powers, preferences and rights and the qualifications, limitations or restrictions for the shares of such series. The resolution or resolutions of the Board of Directors providing for the division of such preferred stock into series may include the following provisions:

(1) The distinctive designation of each series and the maximum number of shares of each such series which may be issued, which number may be increased (except where otherwise provided by the Board of Directors in creating the series) or decreased (but not below the number of shares of the series then outstanding) from time to time by action of the Board of Directors;

(2) Whether the holders of the shares of each such series are entitled to vote and, if so, the matters on which they are entitled to vote, the number of votes to which the holder of each such share is entitled, and whether the shares of such series are to be voted separately or together with shares of other series;

 (3) The dividends to which holders of shares of each such series will be entitled; any restrictions, conditions or limitations upon the payment of those dividends; whether the dividends will be cumulative and, if cumulative, the date or dates from which the dividends will be cumulative;

(4) Whether the shares of one or more of such series will be subject to redemption and, if so, whether redemption will be mandatory or optional and if optional, at whose option, the manner of selecting shares for redemption, the redemption price and the manner of redemption;

(5) The amount payable on shares of each such series if there is a liquidation, dissolution or winding up of the Corporation which amount may vary at different dates and depending upon whether the liquidation, dissolution or winding up is voluntary or involuntary;

(6) The obligation, if any, of the Corporation to maintain a purchase, retirement or sinking fund for shares of each such series;

(7) Whether the shares of one or more of such series will be convertible into, or exchangeable for, any other types or securities, either at the option of the holder or of the Corporation and, if so, the terms of the conversions or exchanges;

(8) Any other provisions regarding the powers preferences and rights, and the qualifications, limitations or restrictions, for each such series which are not inconsistent with applicable law.

All shares of such series of preferred stock will be identical with each other in all respects, except that shares of any one such series issued at different times may differ as to the dates from which dividends on those shares, if cumulative, shall cumulate.”

3.  The number of shares outstanding at the time of the adoption of the amendment was 97,737,326. The total number of shares voting in favor of such amendment was 56,500,000.

4.  The effective date of this Amendment to the Articles of Incorporation shall be upon filing.